

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plante Moran Insurance Agency Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27400 Northwestern Highway
(No. and Street)

Southfield	MI	48034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. Trotta 248-603-5374
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor D. Royston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plante Moran Insurance Agency Services, LLC, as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN E HAMILTON
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jun. 18, 2018
Acting in the County of Oakland

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANTE MORAN INSURANCE AGENCY SERVICES, LLC AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm and Consolidated Statement of Financial Condition

June 30, 2012

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

PLANTE MORAN INSURANCE AGENCY SERVICES, LLC AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm and Consolidated Statement of Financial Condition

June 30, 2012

Moss Adams is committed to conserving natural resources and uses recycled and recyclable paper materials for our client financial statements, stationery, and other business papers. The paper used to print this statement is made from 100 percent postconsumer recycled fiber. It's manufactured using 100 percent renewable green energy and has both Green Seal and Forest Stewardship Council certification. And while it costs us a bit more than conventional paper, we feel strongly about sustainability and take pride in our efforts to help preserve our environment.

PLANTE MORAN INSURANCE AGENCY SERVICES, LLC AND SUBSIDIARY

JUNE 30, 2012

TABLE OF CONTENTS


MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors
Plante Moran Insurance Agency Services, LLC

We have audited the accompanying consolidated statement of financial condition of Plante Moran Insurance Agency Services, LLC and Subsidiary (collectively, the Company) as of June 30, 2012. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial condition of Plante Moran Insurance Agency Services, LLC and Subsidiary as of June 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
August 22, 2012


Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

ASSETS	
CASH AND CASH EQUIVALENTS	$ 700,471
RESTRICTED CASH	2,138
UNBILLED WORK IN PROCESS	1,311,900
TOTAL ASSETS	$ 2,014,509
LIABILITIES	
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 112,333
DUE TO RELATED PARTY	211,412
TOTAL LIABILITIES	323,745
EQUITY	
EQUITY	1,690,764
TOTAL LIABILITIES AND EQUITY	$ 2,014,509

The accompanying notes are an integral part of this consolidated statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

1. ORGANIZATION

Plante Moran Insurance Agency Services, LLC (PMIA), a Michigan Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC), in the States of Michigan, Ohio, and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services and products to its clients. PMIA shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action. PMIA is considered an "other broker-dealer" by FINRA and uses Valmark Securities exclusively, a registered broker-dealer, as its clearing agent when placing variable insurance contracts on behalf of its clients. PMIA does not otherwise hold funds or securities for or owe money or securities to customers. PMIA is a wholly-owned subsidiary of P&M Holding Group, LLP.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Plante Moran Insurance Agency Services, LLC and PMIA II, LLC (PMIA II), a variable interest entity (VIE), collectively, the Company. Plante Moran Insurance Agency Services, LLC holds a 49% interest and is considered to be the primary beneficiary of PMIA II. The 51% equity interest attributable to the VIE not held by PMIA is reported as a noncontrolling interest in the accompanying consolidated financial statement. The noncontrolling interest is held by Valmark Securities, Inc. All significant intercompany balances and transactions have been eliminated upon consolidation. The ownership interest in PMIA and the 49% ownership interest of PMIA II, is defined as PMIA Member.

Basis of Presentation

PMIA is engaged in a single line of business as a broker-dealer, which comprises several classes of services, such as comprehensive insurance consulting and planning on behalf of its clients and the purchase of individual life, disability and long-term care insurance and the placement of those products to meet clients' needs.

Cash and Cash Equivalents

The Company's cash accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. The Company considers financial instruments with a maturity of less than 90 days when acquired to be cash equivalents.

Restricted Cash

PMIA has $2,138 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration fees to other states.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

PMIA is engaged in various brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, PMIA may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is PMIA's policy to review, as necessary, the credit standing of each counterparty.

Given the nature of PMIA's business, customers vary from year to year as engagements are completed and new engagements are accepted. Therefore, PMIA's revenue stream does not rely on any one customer or group of customers.

PMIA had three customers that comprised approximately 57% of the unbilled work in process balance at June 30, 2012.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized insurance customer obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer and/or insurance companies. Payments of accounts receivable are allocated to the specific invoices identified on the customer's and/or insurance company's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected on specific invoices. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. There are no accounts receivable as of June 30, 2012.

Unbilled Work in Process

Unbilled work in process consists primarily of commissions due on policies purchased by clients and consulting fees to be billed. Amounts are stated at estimated net realizable value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

PMIA is a Michigan Limited Liability Company and has elected to be treated as a single member LLC "partnership" for federal income tax purposes. Under this election, the taxable income or loss of PMIA is taxed directly to the member. Accordingly, PMIA records no provision for federal income taxes. The Company is no longer subject to examination by federal and state taxing authorities prior to June 30, 2008.

In May 2011, the State of Michigan enacted a corporate income tax that resulted in the elimination of entity-level taxes for flow-through entities beginning in 2012. As a result, the Company is no longer subject to tax in the State of Michigan effective January 1, 2012.

Prior to the elimination of the entity-level taxes, PMIA was subject to tax in the state of Michigan. PMIA filed a consolidated unitary return with its parent company, P&M Holding Group, LLP. PMIA determined its share of the income tax expense based on its gross receipts. Accordingly, a current tax liability or asset is recognized for PMIA's estimated portion of taxes payable or refundable on the Michigan business tax (MBT) tax return. Any deferred tax balances were eliminated in 2012 due to the aforementioned tax law changes.

PMIA II is a Michigan Limited Liability Company and has elected to be treated as a partnership for federal income tax purposes. Under this election, the taxable income or loss of PMIA II is taxed directly to its members. Accordingly, PMIA II records no provision for federal income taxes.

Accounting Estimates

Management uses estimates and assumptions in preparing consolidated financial statement in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. RELATED PARTY TRANSACTIONS

PMIA entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (PM, PLLC), a wholly owned subsidiary of P&M Holding Group, LLP, the single member of PMIA, whereby PM, PLLC will provide general business management, administrative functions, financial management, support services, and the use of facilities for the benefit of PMIA. In addition, certain employee-related expenses, legal and other expenses were paid by PM, PLLC on PMIA's behalf. The Agreement automatically renews in one year increments, unless notice of termination is given by either party.

At June 30, 2012, the due to related party consisted of the amount due to PM, PLLC related to services under the Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, PMIA is required to maintain a minimum net capital balance, as defined, under such provisions.

PMIA's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2012, PMIA had net capital of $372,193, which was $350,610 in excess of its required net capital of $21,583.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that PMIA maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2012, the ratio was 0.87 to 1.

5. EXEMPTION FROM RULE 15c3-3

PMIA acts as an "other broker-dealer" and does not otherwise hold funds or securities for or owe money or securities to customers. PMIA operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6. RETIREMENT PLANS

PMIA participates in a 401(k) plan and defined contribution plan administered by P&M Holding Group, LLP. These plans cover substantially all employees. The 401(k) plan provides for matching contributions equal to 50% of a participant's deferral up to 1% of the participant's total compensation. PMIA's matching contributions totaled approximately $2,100 for the year ended June 30, 2012. The defined contribution plan provides for contributions ranging from 2% to 14% of an employee's compensation, as defined.

7. SELF-INSURANCE

PMIA participates in a self-insurance medical plan administered by P&M Holding Group, LLP covering all of its eligible employees. Excess loss insurance has been purchased to provide stop loss coverage 1) on any individual claim that exceeds $200,000 in a calendar year up to $1,000,000 and 2) based on aggregate claims that exceed 125% of expected claim costs up to $1,000,000. The expected claim cost is determined based on a predetermined claim cost per participant per month. Plante & Moran, PLLC, a wholly-owned subsidiary of P&M Holding Group, LLP, has agreed to reimburse PMIA for health insurance costs to the extent that the average cost per staff for PMIA exceeds the average cost per staff for the participating self-insured group. PMIA has recorded an accrual of approximately $4,900 at June 30, 2012 for known claims and estimated claims incurred but not reported.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

8. INFORMATION ABOUT VARIABLE INTEREST ENTITIES

PMIA holds a 49% equity interest in PMIA II. PMIA II was formed for purposes of providing administrative and service bureau services to its members. PMIA II is considered to be a variable interest entity since substantially all of PMIA II's services are conducted for the benefit of PMIA. PMIA determined that it is the primary beneficiary of PMIA II because it is allocated 70% of the profits and losses of PMIA II and it has the power to direct the activities of PMIA II. As a result, PMIA II has been included in the financial statements as a consolidated variable interest entity. As of June 30, 2012, PMIA II had total assets of $4,533. Included in consolidated assets are assets totaling $4,533 that represent collateral for obligations of PMIA II. Apart from that amount, creditors and beneficial holders of PMIA II have no recourse to the assets or general credit of Plante Moran Insurance Agency Services, LLC.



MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

Printed on 100 percent recycled paper

WWW.MOSSADAMS.COM